TOYOTA

                            TOYOTA MOTOR CORPORATION

              1, TOYOTA-CHO, TOYOTA, AICHI, 471-8571(Head Office)
                or 471-8572(Research & Development Group) JAPAN
                              TEL : (0565)28-2121

                                                              September 22, 2006

Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546



Re:      Toyota Motor Corporation
         Form 20-F for Fiscal Year Ended March 31, 2006
         Filed June 26, 2006
         File No. 1-14948

Dear Ms. Blye:

            I refer to your letter to Mr. Fujio Cho, dated September 1, 2006, relating to Toyota Motor Corporation's ("Toyota") Annual Report on Form 20-F for the fiscal year ended March 31, 2006, filed with the U.S. Securities and Exchange Commission (the "Commission") on June 26, 2006.

            Set forth below is our response to your request for supplemental information relating to Toyota's operations associated with Iran.

            Toyota does not have any direct operations in or direct contacts with Iran, and none of the government of Iran or, to Toyota's knowledge, entities controlled by the government of Iran are direct customers of Toyota or receive cash or other financing in connection with Toyota's operations. Toyota's sales to Iran are made indirectly through a Toyota affiliate which, in turn, makes sales to a non-affiliated company in Iran that, to Toyota's knowledge, is not controlled by the government of Iran. Toyota does not have any authorized dealers in Iran.

            Toyota's indirect sales to Iran are immaterial. During the fiscal year ended March 31, 2006, Toyota's net sales in Iran during the fiscal year ended March 31, 2006 amounted to approximately JPY8.2 billion, almost all of which were sales of vehicles, representing approximately 0.039% of Toyota's consolidated net sales of JPY21,036.9 billion during that year. Toyota's net sales in Iran were even lower in the fiscal years ended March 31, 2004 and 2005 in both absolute and percentage terms. Toyota does not have any assets or liabilities associated with Iran. Toyota does not currently anticipate any significant change in its contacts with Iran or any significant increase in sales to Iran.

                                     TOYOTA

                            TOYOTA MOTOR CORPORATION

              1, TOYOTA-CHO, TOYOTA, AICHI, 471-8571(Head Office)
                or 471-8572(Research & Development Group) JAPAN
                              TEL : (0565)28-2121


            From a qualitative perspective, to our knowledge, we do not believe Toyota's operations associated with Iran have had any adverse impact on Toyota's business reputation or share value. Although we are aware of some inquiries from some of our investors regarding operations associated with Iran, we do not believe they constitute any material investment risk for our security holders.

            In considering materiality, we have considered U.S. sanctions legislation and we note the fact that certain U.S. states require their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified by the U.S. Government as state sponsors of terrorism.

            Consequently, Toyota believes, taking into consideration both quantitative and qualitative factors, that its indirect sales in Iran are not material and do not constitute a material investment risk to its shareholders.

            Toyota acknowledges that (i) Toyota is responsible for the adequacy and accuracy of the disclosure in Toyota's filings with the Commission, (ii) Commission Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Toyota's filings, and (iii) Toyota may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     TOYOTA

                            TOYOTA MOTOR CORPORATION

              1, TOYOTA-CHO, TOYOTA, AICHI, 471-8571(Head Office)
                or 471-8572(Research & Development Group) JAPAN
                              TEL : (0565)28-2121


            Please do not hesitate to contact me if you have additional questions or require additional information.



     Very truly yours,




                           /s/  Mitsuo Kinoshita
                           ------------------------------
                           Name:  Mitsuo Kinoshita
                           Title: Executive Vice President, Member of the Board




cc:    James Lopez (Office of Global Security Risk)
       Letty Lynn (Division of Corporation Finance)
       Michael Fay (Division of Corporation Finance)

       Masahisa Ikeda (Shearman & Sterling LLP)